UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Oregon Gold, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

685867103
(CUSIP Number)

Yinfang Yang
303 Shahe Street, Nanshan District
Shenzen City, Guangdong Province
China
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 27, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 685867103	Page 1of 6

1	NAMES OF REPORTING PERSONS: Yinfang Yang

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CHINA

	7	SOLE VOTING POWER:

NUMBER OF		8,002,389 shares of common stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,002,389 shares of common stock

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,002,389 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

79.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

 Item 1.   Security and Issuer.

                The class of equity securities to which this Schedule 13D relates is the common stock of Oregon Gold, Inc., an Oregon corporation (the “Issuer”). The principal executive offices of the Issuer are located at 465 South Meadows Parkway #20, Reno, Nevada.

Item 2.    Identity and Background.

This Schedule 13D is being filed on behalf of Yinfang Yang (the “Reporting Person”) with an address at 303 Shahe Street, Nanshan District, Shenzen City, Guangdong Province, China.

The present principle occupation of the Reporting Person is Vice General Manager of Yang Shi Jewelry Commerce and Trade Company.  The Reporting Person is a citizen of China.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

                The Reporting Person acquired 8,002,389 shares of common stock of the Issuer in exchange for $185,000 of her own funds.

Item 4.   Purpose of Transaction.

On August 19, 2009, the Reporting Person entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Pacific Gold Corporation. The transaction contemplated by the Stock Purchase Agreement closed on August 27, 2009.  Pursuant to the terms and conditions of the Stock Purchase Agreement, Reporting Person acquired 8,002,389 shares of common stock of the Issuer or approximately 79.2% of the issued and outstanding shares of common stock of the Issuer.  There are no material relationships between the Issuer or its affiliates and the Reporting Person, other than the Reporting Person acquiring the shares of Common Stock of the Issuer in connection with the Stock Purchase Agreement.

The Reporting Person has no definitive or specific plans or proposals that relate to or would result in the occurrence of any of the actions described in Items 4(a) through 4(j).

 Item 5.   Interest in Securities of the Issuer.

     (a)      The Reporting Person owns 8,002,389 shares of common stock of the Issuer (constituting 79.2% of the Issuer’s issued and outstanding common stock), acquired on August 27, 2009 pursuant to the Stock Purchase Agreement.

     (b)      The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of, the 8,002,389 shares of common stock of the Issuer that the Reporting Person owns.

     (c)      Transactions in the securities effected during the past sixty days: None, other than the transaction described in Item 4 of this Schedule 13D.

      (d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)    The date on which the Reporting Person ceased to be beneficial owners of more than five percent of the class of securities: Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Stock Purchase Agreement described in Item 4 of this Schedule 13D there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.   Material to Be Filed as Exhibits.

Exhibit A       Stock Purchase Agreement

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2009	YINFANG YANG
/s/ Yinfang Yang

EXHIBIT A

AGREEMENT FOR THE PURCHASE OF COMMON STOCK

THIS COMMON STOCK PURCHASE AGREEMENT,  (this “Agreement”) made this 19th day of August, 2009, by and between Pacific Gold Corp., (“Pacific Gold”) a Nevada Corporation, (“Seller”), and Yinfang Yang, (“Purchaser”) setting forth the terms and conditions upon which the Seller will sell Eight Million Two Thousand Three Hundred Eighty-Nine (“8,002,389”) shares of Oregon Gold, Inc. (“Company”) common stock (the “Shares”) to the Purchaser.

           In consideration of the mutual promises, covenants, and representations contained herein, the parties hereto agree as follows:

WITNESSETH:

WHEREAS, Seller is the owner of the Shares, subject to a lien thereon, which shall be removed at or before the time of the Closing (as herein defined);

WHEREAS, the Company currently has issued and outstanding a total of 10,100,100 shares of Common Stock;

WHEREAS, the Company has issued and outstanding convertible note in the aggregate principal amount of $500,000, convertible at the rate of $.05, which could result in 10,000,000 additional shares being issued and outstanding, which note are being sold to a third party at the same time as the consummation of this Agreement;

WHEREAS, the Company is a subsidiary of the Seller, and the Seller is the controlling shareholder of the Company;

WHEREAS, Seller desires to sell, assign and transfer to Purchaser, and Purchaser desires to purchase and acquire from Seller the Shares, subject to the conditions and obligations hereinafter stated;

WHEREAS, the Seller and Purchaser have appointed Jody M. Walker Attorney At Law, to act as the Escrow Agent (“Escrow Agent”) for this transaction and to receive and hold the Deposit (as defined below), in the Jody M. Walker Attorney at Law COLTAF Trust Account, unless other arrangements are agreed to by all parties.

WHEREAS, the Purchaser, Seller and Jody M. Walker, acting as the Escrow Agent, have entered into an ESCROW AGREEMENT dated August 19, 2009.

NOW THEREFORE, in consideration of the mutual promises, covenants and representations contained herein, the parties herewith agree as follows:

ARTICLE I
SALE OF SECURITIES

           1.01           Subject to the terms and conditions of this Agreement, the Seller agrees to sell the Shares for a total cash consideration of One Hundred Eighty Five Thousand Dollars (U.S.) ($185,000.00) (the “Purchase Price”).

           1.02           The Seller and Purchasers hereby appoint Jody M. Walker, Attorney At Law, to act as the Escrow Agent as to the distribution of the Deposit received for the sale of the Shares.

           1.03           Deposit:    It is understood that a “Deposit” in the amount of Twenty Nine Thousand Nine Hundred Eighty Dollars ($29,980) has been or will be wired on or before August 19, 2009, to the Jody M. Walker COLTAF Trust Account (“Escrow Account”) as a deposit on the sale of the Shares being sold by the Seller, and will be held in the Escrow Account until Closing or until ordered released as per the terms of the Escrow Agreement.

        During the period from the date of this Agreement through August 26, 2009 (the “Due Diligence Period”), the Deposit shall be fully refundable at the option of the Purchaser upon written notice to the Escrow Agent (who shall return the Deposit to the Purchaser by wire transfer within 24 hours after receipt of such notice) for any reason whatsoever upon cancellation of this Agreement. The Purchaser will notify the Seller and Escrow Agent in writing of its cancellation of this Agreement and send the request for the refund of the Deposit, in writing, addressed to the individuals and addresses listed Article VI, 6.08 of this Agreement.  After the expiration of the Due Diligence Period, the Deposit shall become non-refundable and either paid to Seller if this Agreement is terminated or otherwise not performed by Purchaser by the end of business on August 26, 2009, or if there is a Closing the Deposit shall be applied towards the Purchase Price.

        Immediately, upon receipt of the Deposit by the Escrow Agent, Seller will forward by overnight delivery, or by email, or by electronic delivery, for review by the Purchaser, a due-diligence package which will include copies of original documents of the Corporation which the Purchaser might request, including, but not limited to, articles, bylaws, minutes, contracts or agreements, if any, financial statements and shareholder list and any other documents that are available and requested by the Purchaser, including but not limited to: written reply to due diligence questionnaire.

Purchaser will provide Seller such due diligence information concerning the Purchaser as reasonably requested by the Seller.

           1.04           It is agreed that the Closing will take place on or before August 28, 2009 (“Closing”), unless an extension of time is agreed to in writing by both parties.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

           The Seller hereby represents and warrants to the Purchasers the following:

2.01     Organization; The Company is an Oregon corporation duly organized, validly existing, and in good standing under the laws of that state, and it has all necessary corporate powers to own properties and carry on a business.  The Company is not in violation of any of the provisions of its certificate or articles of incorporation, bylaws or other organizational or charter documents.  The Company is duly qualified to conduct its business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.  For purposes of this Agreement, “Material Adverse Effect” means a material adverse effect on the financial condition, results of operations or business of the Company before the consummation of the transactions contemplated in this Agreement.

           2.02           Capital.   The authorized capital stock of Company consists of 100,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of Preferred Stock, $0.001 par value.  There are 10,100,100 shares of Common Stock issued and outstanding, and all such shares of Common Stock were duly authorized and validly issued and are fully paid and non-assessable, and have not been issued in violation of the preemptive rights of any other person to any shares of common stock of the Company. There are no shares of Preferred Stock issued and outstanding, and no shares of Preferred Stock of the Company were ever issued and outstanding.  At the Closing there will be no outstanding subscriptions, options, rights, warrants, convertible securities (other than the “Note” as described below), or other agreements or commitments obligating the Company to issue or to transfer from treasury any shares of its capital stock.  None of the outstanding shares of Company common stock are subject to any stock restriction agreements.  There are approximately 65 shareholders of record and over 4,500 shareholders in “street name” of the Company. No person is entitled to preemptive or similar rights, and no person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement. The Seller has no knowledge of any unresolved claim by any person to additional shares of capital stock (or other securities) of the Company.

           2.03           Financial Statements.   The Company is a reporting company under the SEC rules and regulations, which filings can be found on the SEC web site. The Company has filed all periodic reports required to be filed by it under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, since the effective date of its Form 10SB registration statement of September 1, 2008 (the foregoing filed materials and the Form 10-Q for the quarter ended June 30, 2009, being collectively referred to herein as the “SEC Reports”) on a timely basis or has timely filed a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.

The SEC Reports complied in all material respects with the requirements of the  Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements of the Company included in the SEC Reports (“Financial Statements”) comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

           2.04           Filings with Government Agencies.  After the Closing, the Purchaser shall file the appropriate filings, if so required, disclosing the acquisition of the Shares by the Purchaser. The Company has made all required corporate filings with the state of Oregon required to be filed before the date hereof and will file all such required filings due before the Closing.  Upon the purchase of the Shares by the Purchaser, the Purchaser will have the full responsibility for filing for itself and on behalf of the Company any and all documents required by the SEC, OTCBB, FINRA, State of Oregon and/or any other government agency that may be required, including any change of control on Schedule 14f and placer claims filings (except to the extent herein provided). The Purchaser understands that the Seller will have no responsibility whatsoever for any filings required to be made by either the Company or the Purchaser after the Closing, including with the SEC, OTCBB, FINRA, the State of Oregon and/or any other government agency, except that the Seller will assist the Purchaser in filing, on behalf of the Company, in the renewal of the 36 placer claims covering in Josephine County, Oregon which expire on or about September 1, 2010, as set forth on Schedule 2.04. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any United States or other federal, state, local or other governmental authority or other person in connection with the execution, delivery and performance by the Seller, other than the releases of the liens on the Shares and placer mines from Yorkville Advisors, the filing of a current report on Form 8-K by the Company and the Seller and the filing by the Company of a change of control on Schedule 14f, to report the transaction contemplated by and/or effected by this Agreement.

It is agreed that the Seller will be responsible for all SEC filings of the Company required up to the time of Closing (other than a change of control on Schedule 14f), including but not limited to the filing of the Form 10-Q for the quarter ended June 30,2009.

           2.05           No Liabilities.  Except for the specified liabilities on Schedule 2.05 (which may be amended at the Closing to reflect any ordinary course liabilities arising after the date hereof, but shall not be greater than One Thousand Five Hundred ($1,500) Dollars), including the “Note” as defined below, the Company shall not have any liabilities or other monetary obligations at Closing of any nature, whether accrued, absolute, contingent, or otherwise that will not be paid or otherwise fully discharged at Closing.  Except as specified on Schedule 2.05 (which may be amended at the Closing to reflect any ordinary course liabilities arising after the date hereof) and as otherwise disclosed in the Company’s financial statements included in the SEC Reports, the Company has no liability or obligation whatsoever, either direct or indirect, matured or un-matured, accrued, absolute, contingent or otherwise, and the Seller is not aware of any basis for any such liability or obligation, including, without limitation, third party guaranties by the Company (other than the liens on the Shares and on the placer mines held by Yorkville Advisors) or liabilities (collectively, “Undisclosed Liabilities”). The Seller is not aware of any pending, or to the best knowledge of Seller, threatened or asserted claims, lawsuits or contingencies involving the Company or the Shares.  The Seller agrees to indemnify the Purchaser against any liabilities pertaining to the conduct of business of the Company that arose at any time prior to the Closing.

2.06           Tax Returns.  As of the Closing, there shall be no taxes of any kind due or owing.

(a)           To the best of Sellers knowledge, other than for the tax returns for 2008, the Company has duly filed all material federal, state, local and foreign tax returns required to be filed (if any) by or with respect to them with the Internal Revenue Service or other applicable taxing authority, and no extensions with respect to such tax returns have been requested or granted;

(b)           The Company has paid, all material taxes due, or claimed by any taxing authority to be due, from or with respect to them (if any);

(c)           There has been no material issue raised in writing or material adjustment proposed in writing (and to the best knowledge of Seller none is pending) by the Internal Revenue Service or any other taxing authority in connection with any of the Company’s tax returns;

(d)           No waiver or extension of any statute of limitations as to any material federal, state, local or foreign tax matter has been given by or requested from the Company.

           For the purposes of this Section 2.06, a tax is due (and must therefore be paid) only on the last date payment of such tax can be made without interest or penalties, whether such payment is due in respect of estimated taxes, withholding taxes, required tax credits or any other tax.

2.07           Ability to Carry Out Obligations.  The Seller has the right, power, and authority to enter into, and perform its obligations under this Agreement.  Subject to the lien on the Shares held by Yorkville Advisors, the execution and delivery of this Agreement by the Seller and the performance by the Seller of its obligations hereunder will not cause, constitute, or conflict with or result in (a) any breach or violation or any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaw, or other agreement or instrument to which Seller or the Company is a party, or by which Seller or the Company may be bound, nor will any consents or authorizations of any party other than those otherwise set forth in this Agreement be required, (b) an event that would cause Company (and/or assigns) to be liable to any party, (c) the creation or imposition of any lien, charge, or encumbrance on any asset of the Company or upon the Shares to be acquired by the Purchaser, or (d) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any United States or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected

2.08          Contracts, Leases and Assets.  Except as set forth on Schedule 2.8, the Company is not a party to any material contract, agreement or lease.  Currently, the Company has granted certain authorities over its assets and the Seller has granted certain authorities over the Shares in connection with the security interests of Yorkville Advisors (as described herein), and at Closing there will be no operative powers of attorney or other authority granted by the Company or, with respect to the Shares, by the Seller.

2.09           Compliance with Securities Laws.  To the best the knowledge of the Seller, Company has complied with all federal and state securities laws in connection with the offer, sale and distribution of its securities.  The Company is in compliance with all effective requirements of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations thereunder that are applicable to it, except where such noncompliance could not have or reasonably be expected to result in a Material Adverse Effect.  At the time that the Company sold Shares to the Seller, the Company was entitled to use the exemptions provided by the Securities Act of 1933 relative to the sale of its Shares.  The Shares being sold herein are being sold in a private transaction between the Seller and the Purchaser.

           2.10           Litigation.  The Company is not a party to any suit, action, arbitration, or legal, administrative, or other proceeding, or to the best knowledge of Seller, any pending governmental investigation. To the best knowledge of Seller, there is no basis for any such action or proceeding, and to the best knowledge of Seller, there no such action or proceeding is threatened against the Company.  To the best knowledge of Seller, the Company is not a party to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality. The Company is not, nor is any director or officer of the Company (in his or her capacity as such), subject to any action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty, except as specifically disclosed in the SEC Reports.  To the knowledge of the Seller, there has not been and there are no pending investigations by any regulatory body involving the Company or any of its respective current or former directors or officers (in his or her capacity as such).  The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the Exchange Act or the Securities Act.

2.11           Conduct of Business.    Prior to the Closing, the Company shall conduct its business in the normal course, and shall not (without the prior written approval of Purchaser) (i) sell, pledge, or assign any assets, (ii) amend its Certificate of Incorporation or Bylaws, (iii) declare dividends, redeem or sell stock or other securities, (iv) incur any liabilities, except in the normal course of business, (v) acquire or dispose of any assets, enter into any contract, guarantee obligations of any third party, or (vi) enter into any other transaction, except for the release of the liens on the Shares  and assets held by Yorkville Advisors.

2.12           Corporate Documents.  Copies of each of the following documents will be delivered to the Purchaser within 48 hours (other than item vi, which will be ordered within 48 hours) after the execution of this Agreement, and when delivered, will be true, complete and correct in all material respects:

                      (i)           Certificate of Incorporation and all amendments thereto;

                      (ii)           Bylaws and all amendments thereto;

                      (iii)          Minutes and Consents of Shareholders;

                      (iv)          Minutes and Consents of the board of directors;

                      (v)           List of officers and directors;

                      (vi)          Certificate of Good Standing from the Secretary of State of Oregon;

(vii)         Current Shareholder list of the Company; and

 (viii)         Full response to due diligence questionnaire supplied by Purchaser.

2.13           Title.   The Shares being sold by Seller to Purchaser hereunder currently are subject to a security interest held by Yorkville Advisors who has possession of the certificates representing the Shares, and at the Closing the Shares will be free of liens, encumbrances, options, restrictions and legal or equitable rights of others not a party to this Agreement, except for restrictions on transfer imposed by federal and state securities laws (“Liens”). The Seller is the sole owner, beneficially and of record, of the Shares, and at Closing will have good and marketable title to all of the Shares being sold by it to the Purchaser pursuant to this Agreement.  The Seller acquired the Stock in an original issuance by the Company, and did not acquire the Shares from any other person.  The Shares will be, at the Closing, free and clear of all Liens, except for restrictions on transfer imposed by Federal and state securities laws. None of the Shares are or will be subject to any voting trust or agreement.  No person holds or has the right to receive any proxy or similar instrument with respect to the Shares.

Other than the lien of Yorkville Advisors, the Seller is not a party to any agreement which offers or grants to any person the right to purchase or acquire any of the Shares.

2.14           Assets.  To the best knowledge of the Seller, the Company is not a “shell company” as such term is defined by Rule 405 as promulgated under the Securities Act and Rule 12b-2 as promulgated under the Exchange Act.

2.15           Transfer Agent.  The Company’s current transfer agent of record is Island Stock Transfer (“Transfer Agent”).    Except for outstanding liabilities set forth on Schedule 2.05, the Company is not involved in any dispute with the Transfer Agent with respect to the Transfer Agent’s services, including but not limited to amounts owed for services. The Seller has no knowledge of any disagreement between the Company and the Transfer Agent with respect to the number of shares outstanding or record ownership of shares of the Company’s capital stock.

2.16           Subsidiaries.  The Company does not have any direct or indirect subsidiaries.

           2.17           Press Releases.  The press releases disseminated by the Company since July 3, 2008, either separately or taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading.  In the three year period prior to the date of this Agreement, the Company and its securities has not been the subject of any “spam” e-mail or fax campaign, conducted by its present or former officers, directors, agents, representatives or any other person, to promote an investment in the Company’s securities, and the Company has not directly or indirectly sponsored, authorized or otherwise permitted any such activity.

           2.18           Material Changes.  Except as specifically disclosed in the SEC Reports~~,~~ or on Schedule 2.05, since June 30, 2009 (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables, accrued expenses and other liabilities incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting or the identity of its past or present auditors, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (v) other than the issuance of 100,000 shares of common stock to the Transfer Agent on or about August 10, 2009, the Company has not issued any equity securities, including to any officer, director or Affiliate.  The Company does not have pending before the SEC any request for confidential treatment of information.  The Company will provide full documentation and disclosure of all material changes to the Purchaser and their representatives prior to the Closing.

For purposes of this Agreement, “Affiliate” means any person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person, as such terms are used in and construed under Rule 144.

           2.19           Labor Relations.  No material labor dispute has existed or arisen in the three year period prior to the date of this Agreement, with respect to any of the past employees of the Company.  The Company does not have any outstanding employment or labor contracts, agreements, arrangements or other understandings with any person.

           2.20           Compliance with Agreements and Laws (other than Securities Laws).  Except for the security arrangements with Yorkville Advisors which include a pledge of Shares and the mining interests of the Company, the Company is not a party to any indenture, debt, capital lease obligation, mortgage, loan or credit agreement by which it or any of its properties is bound.  To the best knowledge of the Seller, the Company is not (i) in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default), nor has the Company received written notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) in violation of any order of any court, arbitrator or governmental body, or (iii) in violation (at any prior time) of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

           2.21           Regulatory Permits.  The Company possesses all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct its businesses as described in the SEC Reports, except where the failure to possess such permits could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, and the Company has not received any written notice of proceedings relating to the revocation or modification of any such permits.

           2.22           Title to Assets.  Except as set forth on Schedule 2.04, the Company does not own any interest in real property, and the Company a party to any real property lease. Notwithstanding the foregoing representation, the placer claims set forth on Schedule 2.04are subject to a lien granted to Yorkville Advisors, which lien shall be terminated upon the Closing.

           2.23           Transactions With Affiliates and Employees; Customers.  Except as set forth in the SEC Reports, none of the officers or directors of the Company, and to the best knowledge of the Seller, none of the employees of the Company~~,~~ is presently a party to any transaction with the Company, including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.  The Company does not owe any money or other compensation to any of the respective officers or directors or shareholders of the Company.

           2.24           Internal Accounting Controls.  The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for itself and designed such disclosure controls and procedures to ensure that material information relating to the Company is made known to the certifying officers by others within those entities, particularly during the period in which the Company’s Form 10-K or 10-Q, as the case may be, is being prepared.  The Company’s certifying officers have evaluated the effectiveness of the Company’s controls and procedures in accordance with Item 307 of Regulation S-K under the Exchange Act for the Company’s most recently ended fiscal quarter or fiscal year-end (such date, the “Evaluation Date”).  The Company presented in its most recently filed Form 10-K or Form 10-Q the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no significant changes in the Company’s internal controls (as such term is defined in Item 308(c) of Regulation S-K under the Exchange Act) or, to the Company’s knowledge, in other factors that could significantly affect any of the Company’s internal controls.

           2.25           Certain Registration Matters.  The Company has not granted or agreed to grant to any person any rights (including “piggy-back” registration rights) to have any securities of the Company registered with the SEC or any other governmental authority.

           2.26           Listing and Maintenance Requirements.  The Company’s common stock is currently traded on the OTC Bulletin Board under the stock symbol “ORGG.OB.”  Except as specified in the SEC Reports, the Company has not, since September 1, 2008, received written notice from any regulatory body to the effect that the Company is not in compliance with the listing or maintenance requirements thereof. The sale of the Shares does not contravene the rules and regulations of the OTC Bulletin Board, and no approval of the shareholders of the Company thereunder is required for the Seller to deliver the Stock to the Purchaser under this Agreement. The Common Stock of the Company is DTC eligible, and it is not DWAC eligible.

           2.27           Investment Company.  The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

           2.29           Application of Takeover Protections.  The Company is not bound by any provision which places any form of restriction on control share acquisition, business combination, any “poison pill” provisions (including any distribution under a rights agreement) or any other anti-takeover provision under the Company’s Articles of Incorporation or Bylaws (or similar instruments) or the laws of its state of incorporation that is or could become applicable to the Company, the Purchaser or the Seller as a result of the parties fulfilling their obligations or exercising their rights under this Agreement.

           2.30           Money Laundering Laws. The operations of the Company are and have been conducted at all times in compliance with the money laundering statutes of applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

2.31           Other Agreements.  Other than as set forth in the SEC Reports, on a schedule hereto or otherwise set forth in this Agreement, the Company is not a party to or bound by or affected by any contract, lease, arrangement or commitment (whether oral or written) relating to: (a) the employment of any person; (b) collective bargaining with, or any representation of any employees by, any labor union or association; (c) the acquisition of services, supplies, equipment or other personal property; (d) the purchase or sale of real property; (e) distribution, agency or construction; (f) lease of real or personal property as lessor or lessee or sublessor or sublessee; (g) lending or advancing of funds; (h) borrowing of funds or receipt of credit; (i) incurring any obligation or liability; or (j) the sale of personal property.

2.33           No SEC or FINRA Inquiries.  To the actual knowledge of the Seller, with respect to the Company and the Shares, other than SEC review comments with respect to filed reports and registration statements, under the Securities Act and Exchange Act, there have been no formal or informal inquiry or investigation by the SEC or FINRA.

2.34           Disclosure.  The representations and warranties and statements of fact made by the Seller in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.  All representations shall be true as of the Closing and all such representations shall survive the Closing.

ARTICLE III
CLOSING

3.01           Closing for the Purchase of Common Stock.  The Closing of this transaction for the Shares being purchased will be consummated when all of the documents and consideration described in Paragraphs 2.12 above and in 3.02 below, have been delivered, or other arrangements made and agreed to.  If the Closing of this transaction has not taken place on or before the close of business on August 26, 2009, then either party may terminate this Agreement by written notice to the other and will cause the Deposit to be paid as provided in the Escrow Agreement.

During the Due Diligence Period, the Seller shall have made available to the Purchaser for inspection all corporate books, records and assets, and shall have otherwise afforded reasonable access to all documentation and other information concerning the business, financial and legal conditions of the Company for the purpose of conducting a due diligence investigation.  Such due diligence investigation shall be for the purpose of satisfying the Purchaser as to the business, financial and legal condition of the Company for purposes of determining and confirming the desirability of consummating the proposed transaction.

Prior to the Closing, this Agreement can be terminated in the event of any material breach by either party.

3.02           Documents and Payments to be Delivered at Closing of the Common Stock Purchase.  As part of the Closing of the Share purchase, those documents listed in 2.12 of this Agreement, as well as the following documents, in form reasonably acceptable to counsel to the parties, shall be delivered, if not previously delivered:

           (a)           By the Seller:

           (i)           original stock certificate or certificates, along with original stock powers with signature guarantees acceptable to the transfer agent, representing the Shares, endorsed in favor of the name of the Purchaser;

           (ii)           a certified copy of a resolution of the directors of the Company dated as of the date of Closing appointing a new President, Secretary and Treasurer of the Company as designated by Purchaser, and the resignation of all officers of Company.

(iii)          a certified copy of a resolution of the directors of the Company dated as of the date of Closing appointing the designee(s) of the Purchaser to the board of directors of the Company effective as of ten days after the delivery to the shareholders of the Company of an Information Statement pursuant to Rule 14f, which will be the sole responsibility of the Purchaser and shall not be filed with the SEC or distributed to the shareholders before the Closing and the resignation of all its current directors;

(iv)           originals of all of the business and corporate records of the Company, including but not limited to correspondence files, bank statements, checkbooks, savings account books, minutes of shareholder and directors meetings or consents, financial statements, shareholder listings, stock transfer records, agreements and contracts that exist;

(v)           a release agreement duly executed by each current officer and director of the Company, which shall release all claims of any nature, including any outstanding remuneration or fees of any kind, in a form acceptable to the Purchaser and made effective upon Closing;

 the legal opinion of Company counsel, opining as to the due authorization and validity of the issuance of the Shares and the due authorization of this Agreement by the Seller, subject to typical caveats found in counsel’s opinions;

(vii) Certificate of Good Standing from the State of Oregon, evidencing that the Company is in good standing with the State of Oregon, as provided in Section 2.12;

(viii) Release and discharge agreement of the obligation of $21,986.46 of the Company Oregon to Pacific Gold by Pacific Gold;

(ix) Irrevocable instructions from Seller addressed to the transfer agent for the Company providing for the transfer of the Shares to the Purchaser;

(x) At the Closing, the Seller shall have assigned the Promissory Note to not more than four persons that are third parties who are not affiliated with the Purchaser; and

(xi) such other documents of Company as may be reasonably required by Purchaser, if available.

           (b)           By Purchaser, the Purchase Price of $185,020, by wire transfer to the Seller, as directed to its account or other persons, as follows:

(i)  wire transfer to the Seller of $155,020; and

(ii)  wire transfer to the Seller of the Deposit in the amount of $29,980.

ARTICLE IV
INVESTMENT INTENT

4.01           Transfer Restrictions.  Purchaser agrees that the securities being acquired pursuant to this Agreement may be sold, pledged, assigned, hypothecated or otherwise transferred, with or without consideration (“Transfer”) only pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Act”), or pursuant to an exemption from registration under the Act.

4.02.          Investment Intent.  The Purchaser is acquiring the Shares for its own account for investment, and not with a view toward distribution thereof.

4.03.          No Advertisement.   The Purchaser acknowledges that the Shares have been offered to it in direct communication between Purchaser and Seller, and not through any advertisement of any kind.

4.04.         Knowledge and Experience.  (a) The Purchaser acknowledges that it has sought and had its own legal and financial counsel to assist it in evaluating this purchase. The Purchaser acknowledges that it has sufficient business and financial experience, so that it can make a reasoned decision as to this purchase of the Shares and is capable of evaluating the merits and risks of this purchase.

4.05.         Restrictions on Transferability.  (a) The Purchaser is aware of the restrictions of transferability of the Shares and further understands the certificates shall bear the following legend.

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION PROVIDED IN SECTIONS 4(1) AND 4(2) AND REGULATION D UNDER THE ACT. AS SUCH, THE PURCHASE OF THIS SECURITY WAS MADE WITH THE INTENT OF INVESTMENT AND NOT WITH A VIEW FOR DISTRIBUTION. THEREFORE, ANY SUBSEQUENT TRANSFER OF THIS SECURITY OR ANY INTEREST THEREIN WILL BE UNLAWFUL UNLESS IT IS REGISTERED UNDER THE ACT OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

(b) The Purchaser understands that the Shares may only be disposed of pursuant to either (i) an effective registration statement under the Act, or (ii) an exemption from the registration requirements of the Act.

(c) The Company has neither filed such a registration statement with the SEC or any state authorities nor agreed to do so, nor contemplates doing so in the future for the shares being purchased, and in the absence of such a registration statement or exemption, the Purchasers may have to hold the Shares indefinitely and may be unable to liquidate them in case of an emergency.

ARTICLE V
REMEDIES

5.01           Arbitration.   Any controversy of claim arising out of, or relating to, this Agreement, or the making, performance, or interpretation thereof, shall be settled by arbitration in New York in accordance with the Rules of the U.S. Arbitration Association then existing, and judgment on the arbitration award may be entered in any court having jurisdiction over the subject matter of the controversy.

5.02           Termination.  In addition to any other remedies, the Purchaser may terminate this Agreement, if at the Closing, the Seller have failed to comply with all material terms of this Agreement or has failed to supply any documents required by this Agreement unless they do not exist, or has failed to disclose any material facts which could have a substantial effect on any part of this transaction.

5.03           Survival of Representations.  The representations, warranties and covenants shall survive the Closing for a period of 18 months.

5.04           Indemnification.  From and after the Closing, the Parties, jointly and severally, agree to indemnify the other against all actual losses, damages and expenses caused by (i) any material breach of this Agreement by them or any material misrepresentation contained herein, or (ii) any misstatement of a material fact or omission to state a material fact required to be stated herein or necessary to make the statements herein not misleading.  Any claim for indemnification shall be made before the first of the 18th month after the Closing, and only if the claims aggregate $15,000 or more, in which event the full amount of any loss, damage and expense may be recovered.  Recovery for any legal fees and expenses shall be limited only to reasonable fees and expenses.

5.05           Indemnification Non-Exclusive.  The foregoing indemnification provision is in addition to, and not derogation of any statutory, equitable or common law remedy any party may have for breach of representation, warranty, covenant or agreement.

ARTICLE VI
COVENANTS

           6.01           Corporate Examinations and Investigations.  During the Due Diligence Period, the Purchaser shall be entitled, through its employees and representatives, to make such investigations and examinations of the books, records and financial condition of the Seller and the Company as each party may request.  In order that the Purchaser may have the full opportunity to do so, the Seller and the Company shall furnish the Purchaser and its representatives during the Due Diligence Period with all such information concerning the affairs of the Seller or the Company as the Purchaser or its representatives may reasonably request. Seller or the Company and their respective officers, employees, consultants, agents, accountants and attorneys shall cooperate fully with the Purchaser’s representatives in connection with such review and examination and to make full disclosure of all information and documents requested by each party and/or its representatives.

           6.02           Cooperation; Consents.  Prior to the Closing, except as stated in this Agreement, each party shall cooperate with the other parties to the end that the parties shall (i) in a timely manner make all necessary filings with, and conduct negotiations with, all authorities and other persons the consent or approval of which, or the license or permit from which is required for the consummation of the transactions contemplated by this Agreement and (ii) provide to each other party such information as the other party may reasonably request in order to enable it to prepare such filings and to conduct such negotiations.

6.03           Litigation; SEC Correspondence.    From the date hereof through the Closing, the Seller and the Company shall promptly notify the representative of the Purchaser of any lawsuits, claims, proceedings or investigations which after the date hereof are threatened or commenced against such party or any of its affiliates or any officer, director, employee, consultant, agent or shareholder thereof, in their capacities as such, which, if decided adversely, could reasonably be expected to have a Material Adverse Effect on the Company.  The Seller agrees to promptly and immediately notify the Purchaser and their representatives upon receipt of any inquiry, notice or other communication from the Securities and Exchange Commission concerning the Company.

           6.04           Post-Closing Assistance.  Upon the reasonable request of the Purchaser, after the Closing, the Seller shall use its commercially reasonable efforts to provide such information available to it, including information, filings, reports, financial statements or other circumstances of the Company occurring, reported or filed prior to the Closing, as may be necessary or required by the Company for the preparation of the post-Closing Date reports that the Company is required to file with the SEC to remain in compliance and current with its reporting requirements under the Securities and Exchange Act, or filings required to address and resolve matters as may relate to the period prior to the Closing and any SEC comments relating thereto or any SEC inquiry thereof. Such efforts of the Seller shall be at the expense of the Purchaser.  Seller agrees to assist, at the expense of the Purchaser with the renewal of 14 placer claims covering approximately 280 acres in Josephine County, Oregon.

ARTICLE VII
MISCELLANEOUS

7.01           Captions and Headings.  The article and paragraph headings throughout this Agreement are for convenience and reference only, and shall in no way be deemed to define, limit, or add to the meaning of any provision of this Agreement.

7.02           No Oral Change.  This Agreement and any provision hereof, may not be waived, changed, modified, or discharged, orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

7.03           Non Waiver.  Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged; and (i) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, covenants, or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants, or conditions, (ii) the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant, condition, or provision hereof shall not be deemed a waiver of such breach or failure, and (iii) no waiver by any party of one breach by another party shall be construed as a waiver with respect to any other or subsequent breach.

7.04           Time of Essence.  Time is of the essence of this Agreement and of each and every provision hereof.

7.05           Entire Agreement.  This Agreement, including any and all attachments hereto, if any, contain the entire Agreement and understanding between the parties hereto, and supersede all prior agreements and understandings.

7.06          Severability.  In the event that any condition, covenant or other provision of this Agreement is held to be invalid or void by any court of competent jurisdiction, it shall be deemed severable from the remainder of this Agreement and shall in no way affect any other condition, covenant or other provision of this Agreement. If such condition, covenant or other provision is held to be invalid due to its scope or breadth, it is agreed that it shall be deemed to remain valid to the extent permitted by law.

7.07           Counterparts.  This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Facsimile signatures will be acceptable to all parties.

7.08           Notices.  All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, or on the second day if faxed, and properly addressed or faxed as follows:

If to the Seller:

Robert Landau
c/o Pacific Gold Corp.
465 South Meadows Parkway, Suite 20
Reno, Nevada  89521
Phone: 647-288-150
Fax: 647- 288-1509
Email: Rob@pacificgoldcorp.com

If to the Purchaser:

Yinfang Yang
303 Shahe Street, Nanshan District
Shenzen City, Guangdong Province
China
Phone: ______________
Fax:  _________________
Email:

7.09           Assignment.  This Agreement will not be assigned by either party hereto without the written consent of the other party.  It is agreed by Purchaser will not attempt to circumvent this prohibition on assignment by any other agreement or action, including creating direct or indirect rights in or to this Agreement or the Shares in any other person or entity, prior to the Closing.

7.10           Binding Effect.     This Agreement shall inure to and be binding upon the heirs, executors, personal representatives, successors and permitted assigns of each of the parties to this Agreement.

7.11           Mutual Cooperation.    The parties hereto shall cooperate with each other to achieve the purpose of this Agreement, and shall execute such other and further documents and take such other and further actions as may be necessary or convenient to effect the transaction described herein.

In witness whereof, this Agreement has been duly executed by the parties hereto as of the date first above written.

Pacific Gold Corp. – Seller	Yinfang Yang - Purchaser

By: ______________________	________________________
Robert Landau – CEO Pacific Gold Corp.	Yinfang Yang - Purchaser